UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Triple Flag Precious Metals Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

89679M104

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89679M104	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Newmont Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE VOTING POWER 0
8. SHARED DISPOSITIVE VOTING POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 89679M104	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Newmont Holdings ULC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE VOTING POWER 0
8. SHARED DISPOSITIVE VOTING POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 89679M104	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Newmont Canada FN Holdings ULC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE VOTING POWER 0
8. SHARED DISPOSITIVE VOTING POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 89679M104	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Newmont Canada Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE VOTING POWER 0
8. SHARED DISPOSITIVE VOTING POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 89679M104	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

TRIPLE FLAG PRECIOUS METALS CORP.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

TD Canada Trust Tower
161 Bay Street, Suite 4535
Toronto, Ontario, Canada M5J 2S1

Item 2(a).	Name of Person Filing:

Newmont Corporation

Newmont Holdings ULC

Newmont Canada FN Holdings ULC

Newmont Canada Corporation

Item 2(b).	Address of Principal Business Office or, if none, Residence:

6900 E LAYTON AVE
SUITE 700
DENVER CO 80237

Item 2(c).	Citizenship:

Newmont Corporation - Delaware

Newmont Holdings ULC - Canada

Newmont Canada FN Holdings ULC - Canada

Newmont Canada Corporation - Canada

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP No.:

89679M104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(K).
(k)	☐	Group, in accordance with § 240.13d-l(b)(1)(ii)(J).

CUSIP No. 89679M104	13G	Page 7 of 10 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

Newmont Corporation - 0

Newmont Holdings ULC - 0

Newmont Canada FN Holdings ULC - 0

Newmont Canada Corporation - 0

(b)	Percent of class:

Newmont Corporation - 0.0%

Newmont Holdings ULC - 0.0%

Newmont Canada FN Holdings ULC - 0.0%

Newmont Canada Corporation - 0.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
Newmont Corporation – 0
Newmont Holdings ULC - 0
Newmont Canada FN Holdings ULC - 0
Newmont Canada Corporation - 0

(ii)	Shared power to vote or to direct the vote:
Newmont Corporation - 0
Newmont Holdings ULC - 0
Newmont Canada FN Holdings ULC - 0
Newmont Canada Corporation - 0

(iii)	Sole power to dispose or to direct the disposition of:
Newmont Corporation - 0
Newmont Holdings ULC - 0
Newmont Canada FN Holdings ULC - 0
Newmont Canada Corporation - 0

(iv)	Shared power to dispose of or to direct the disposition of:
Newmont Corporation - 0
Newmont Holdings ULC - 0
Newmont Canada FN Holdings ULC - 0
Newmont Canada Corporation - 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

In March 2023, Newmont Canada Corporation, an indirect subsidiary of Newmont Corporation, sold 15.12 million Common Shares of the Issuer (as identified under Item 1(a) above) on the open market. In April 2023, Newmont Canada Corporation exercised warrants to acquire 1.8 million Common Shares of the Issuer and subsequently, in a series of transactions in April and early May 2023, sold such 1.8 million Common Shares on the open market. Following such open market sales, none of the Reporting Persons (as identified on the cover pages hereto) beneficially owns any Common Shares of the Issuer. This statement represents an exit filing for each of the Reporting Persons.

CUSIP No. 89679M104	13G	Page 8 of 10 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Newmont Canada Corporation. See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 89679M104	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWMONT CORPORATION

Dated: January 26, 2024	By:	/s/ Logan Hennessey
	Name:	Logan Hennessey
	Title:	Vice President, Associate General Counsel and Corporate Secretary

NEWMONT HOLDINGS ULC

Dated: January 26, 2024	By:	/s/ Logan Hennessey
	Name:	Logan Hennessey
	Title:	Vice President and Secretary

NEWMONT CANADA FN HOLDINGS ULC

Dated: January 26, 2024	By:	/s/ Logan Hennessey
	Name:	Logan Hennessey
	Title:	Vice President and Secretary

NEWMONT CANADA CORPORATION

Dated: January 26, 2024	By:	/s/ Logan Hennessey
	Name:	Logan Hennessey
	Title:	Vice President and Secretary

CUSIP No. 89679M104	13G	Page 10 of 10 Pages

Exhibit A

1.	Relevant Subsidiary:

Newmont Canada Corporation

2.	Place of Organization

Canada